Exhibit 99.4

ASML Discloses Results of Annual General Meeting of Shareholders

VELDHOVEN, the Netherlands, April 24, 2019—ASML Holding N.V. (ASML) today announces the results of its Annual General Meeting of Shareholders held on April 24, 2019. The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2018.

In addition, the General Meeting of Shareholders approved the following items:

•	Proposal to adopt a 2018 dividend of EUR 2.10 per ordinary share.

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2018.

•	Proposal to adopt several adjustments to the Remuneration Policy for the Board of Management.

•	The maximum number of shares available for the Board of Management.

•	Proposals to reappoint Mr. G.J. (Gerard) Kleisterlee, Ms. A.P. (Annet) Aris, Mr. R.D. (Rolf-Dieter) Schwalb and Mr. W.H. (Wolfgang) Ziebart as members of the Supervisory Board.

•	Proposal to adjust the remuneration of the Supervisory Board.

•	The appointment of KPMG as the external auditor for the reporting year 2020.

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Proposal to authorize the Board of Management for a period of 18 months as from April 24, 2019: (i) to issue shares or grant rights to subscribe for ordinary shares in the capital of the company, limited to 5% of the issued share capital of the company at the time of the authorization; (ii) to issue an additional 5% of the issued share capital only in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

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Proposal to extend the existing authority of the Board of Management to acquire through October 24, 2020 a maximum of 20% of ASML’s issued share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110% of the average market price for these securities on Euronext Amsterdam or the Nasdaq Stock Market. The AGM also authorized the cancelation of up to 20% of the issued share capital of ASML as of April 24, 2019.

The following subjects were also discussed at the General Meeting of Shareholders:

•	The company’s business, financial and sustainability situation.

•	The implementation of the Remuneration Policy for the Board of Management.

•	ASML’s reserves and dividend policy.

•	The composition of the Supervisory Board in 2020: Ms. A.P. Aris and Mr. W.H. Ziebart will retire by rotation per the Annual General Meeting of Shareholders to be held in 2020.

The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,800 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

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